SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY HELD COMPANY	PUBLICLY HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

APPROVAL OF THE PROPOSAL FOR SHARE BONUS

It was approved by the Extraordinary Shareholders’ Meeting of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”), held today (7.16.2008), respectively at 2:30 pm and 2:45 pm (“Shareholders’ Meetings”), the increase of their relevant corporate capital with the issuance of share bonus, in the following terms:

Capital Increase of Unibanco: increase of the corporate capital in the value of R$3,000,000,000.00 (three billion Reais), thereby increasing the overall corporate capital from R$8,000,000,000.00 (eight billion Reais) to R$11,000,000,000.00 (eleven billion Reais), through the capitalization of funds previously allocated in the Reserve aimed to guarantee to the company an appropriate operational margin.

Capital Increase of Unibanco Holdings: increase of the corporate capital in the value of R$1,744,510,000.00 (one billion, seven hundred and forty four million, five hundred and ten thousand Reais), thereby increasing the overall corporate capital from R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) to R$6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eighty five thousand, six hundred and eighty one Reais and four cents), through the capitalization of R$1,467,785,893.05 (one billion, four hundred and sixty seven million, seven hundred and eighty five thousand, eight hundred and ninety three Reais and five cents) registered as Participation Equalization Reserve and R$276,724,106.95 (two hundred and seventy six million, seven hundred and twenty four thousand, one hundred and six Reais and ninety five cents) registered as Profit Reserve.

Bonus Shares at a 10% rate: the increase of the corporate capital of Unibanco and Unibanco Holdings shall be carried out with the issuance of shares to be delivered to the shareholders holding outstanding shares, in the proportion of one (1) new share for each ten (10) shares owned. Thus, it shall be given to the shareholders, on a free basis and as a bonus, one (1) new share of the same type for each ten (10) shares owned.

Units: holders of units, a share deposit certificate representative of one (1) preferred share of Unibanco and one (1) preferred share of Unibanco Holdings, shall receive, for each ten (10) Units owned, one (1) additional Unit, as bonus.

Global Depositary Shares (“GDSs”): the holders of GDSs traded within the New York Stock Exchange, currently corresponding to ten (10) Units, shall receive, for each ten (10) GDSs held, one (1) new GDS, as bonus.

Number of shares to be issued by Unibanco: 280,775,580 (two hundred and eighty million seven hundred and seventy five thousand, five hundred and eighty) new shares shall be issued, of which 151,131,633 (one hundred and fifty one million, one hundred and thirty one thousand, six hundred and thirty three) are common shares and 129,643,947 (one hundred and twenty nine million, six hundred and forty three thousand, nine hundred and forty seven) are preferred shares.

Number of shares to be issued by Unibanco Holdings: 164,358,768 (one hundred and sixty four million, three hundred and fifty eight thousand, seven hundred and sixty eight) new shares shall be issued, of which 55,373,590 (fifty five million, three hundred and seventy three thousand, five hundred and ninety) are common shares and 108,985,178 (one hundred and eight million, nine hundred and eighty five thousand, one hundred and seventy eight) are preferred shares.

Unitary Cost : the unitary cost that will be ascribed to the bonus shares, pursuant to the provisions of 1st paragraph of Article 25 of the Normative Instruction No. 25/2001, of the Brazilian Federal Revenue Secretary, shall be (i) R$10.685451 to the shares issued by Unibanco, (ii) R$10.614037 to the shares issued by Unibanco Holdings, and (iii) R$21.299488 to the Units.

Increase of the Authorized Capital: It was also approved the increase in the number of the shares, which are part of the company’s authorized capital, in an amount equal to the shares to be issued as a result of the share bonus.

Treasury Stock: the treasury stocks shall receive bonus shares, subject to a favorable opinion of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”) about the possibility of such bonus, in the terms of the consultation addressed to CVM on July 7, 2008. In the event CVM gives an adverse opinion about such possibility, the respective Boards of Directors shall determine, considering the outstanding number of shares in the Record Date, (i) the number of shares to be issued as a result of the distribution of bonus shares approved, (ii) the new number of shares that shall constitute the corporate capital of the companies, including the authorized capital and (iii) the unitary costs to be ascribed to the bonus shares adjusted to the number of shares actually issued. These information shall be informed to the shareholders by means of a company announcement.

Record Date: Considering that in addition to the consultation to CVM mentioned above, the resolution of Unibanco about the bonus shares shall also be subject to the prior approval of the Central Bank of Brazil, the Record Date for the right to receive the bonus shares shall be released, by means of a company announcement, after the manifestation of both governmental agencies. Therefore, the existing shares of the company shall continue to be traded with the right to the bonus shares until the date is properly informed; only after such date the shares shall be traded ex-rights to the bonus shares.

Fractional Shares: The bonus shares shall be always carried out in whole numbers, provided that the balance resulting from fractional shares shall be grouped and sold in the São Paulo Stock Exchange. The appraised value shall be furnished to the shareholders enrolled as owners of shares in the record date.

São Paulo, July 16, 2008.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

     For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Av. Nações Unidas, 8.501 – 13th floor, SP 05423-901- Brazil
Tel.: (55 11) 3905-1980 / Fax: (55 11) 3905-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese.
If there is any discrepancy between such versions, the Portuguese version shall prevail.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.